Re: Soleil Capital L.P.
Registration Statement on Form 10-12G/A
Filed August 10, 2011
File No. 000-54435

Dear Ms. Wray,

Thank you for your time in reviewing the Form 10-12G/A as submitted the Securities and Exchange Commission on August 10, 2011 by Soleil Capital L.P. This letter is in response to your comment letter dated September 12, 2011.

In response to your letter, changes have been made to the document as filed with the Commission. This letter will serve as an index to those changes. For ease of review your comments appear below in an italicized font.

1. We note the risk factor that you have added in response to prior comment 2. Please revise the caption to describe briefly the risks posed to the company and its security holders by the possibility that you will have to register as a broker-dealer under Section 15 of the Exchange Act. This comment applies also to the ensuing risk factor in your filing regarding the possibility that Soleil will be required to register as an investment adviser.

As to item 1, we have revised the captions for risk factors to briefly describe the risks posed to the company and its security holders relating to a) the possibility that you will have to register as a broker-dealer under Section 15 of the Exchange Act and b) to the possibility that Soleil will be required to register as an investment adviser.

The headings have been revised to read as follows:

If Soleil Capital L.P. were required to register as a broker-dealer under Section 15 of the Exchange Act, the associated costs of registration and compliance could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

and

If Soleil Capital L.P. were deemed to be an "investment company" under the 1940 Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

2. Please expand this risk factor to address briefly the additional regulatory requirements and oversight to which the company would be subject as a registered broker-dealer.

Broker-dealer entities are subject to regulation and oversight by the SEC. In addition, FINRA, a self-regulatory organization that is subject to oversight by the SEC, adopts and enforces rules governing the conduct, and examines the activities, of its member firms. State securities regulators also have regulatory or oversight authority over our broker-dealer entities.

Broker-dealers are subject to regulations that cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, capital structure, record-keeping, the financing of customers' purchases and the conduct and qualifications of directors, officers and employees.

3. Further, please revise and/or provide supplemental support for the following assertions: "We believe that as the sponsor of the private investment funds which we plan to manage and in our capacity as the manager and general partner to those funds, that an exemption from registration may be available to us depending on how we conduct the offering; alternatively we may engage a registered broker-dealer to serve as a placement agent for our respective funds." Explain which exemption from Section 15 registration you intend to rely as the sponsor of private investment funds, and how you intend to conduct securities offerings such that you believe this exemption is available. In addition, tell us the basis for your apparent belief that engaging a registered broker-dealer to serve as a placement agent for your funds would eliminate the need for Soleil to register as a broker-dealer. In this regard, describe the involvement, if any, that Soleil plans to have in the raising of funds, for example, with respect to the identification of investors and any fees the company would earn in connection with the offerings. As you are aware, you must be able to substantiate on a reasonable basis all claims made in the filing.

We have amended the risk factor "If Soleil Capital L.P. were required to register as a broker-dealer under Section 15 of the Exchange Act, the associated costs of registration and compliance could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business", to indicate that we have not concluded whether our planned operations are in fact broker-dealer activities, that would require registration and or if they are whether an exemption may be available to us.

Based on the definition of broker and dealer in section 3 of the Exchange Act, we have not concluded as to whether our operations would be broker dealer operations. We do not believe that the mere act of sponsoring a fund would require broker dealer registration.

We do not plan on raising capital for the funds we sponsor, those funds will be private entities that are organized, capitalized and formed independent of our operations. Based on individual facts and circumstances, we may be named managers or co-managers, of the general partners of the limited partnerships so formed.

The capital we raise, if at all, will be raised to support our business operations and will be raised in a manner consistent with federal and state securities laws, and will most likely be carried out by the company's management and through a qualified private placement of securities under regulation D.

In an effort to provide proper and consistent disclosure, we have removed the reference in the risk factor "If Soleil Capital L.P. were deemed to be an "investment company" under the 1940 Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business", relating to "raising capital for those funds."

We also revised the risk factor "Our business depends in large part on our ability to raise capital from third party investors."

To reflect

Our business depends in large part on our ability to attract limited partners who trust us to manage their assets.

If we are unable to attract limited partners, who entrust us twitch the responsibility to manage their assets, , we would be unable to collect management fees or deploy capital into investments and potentially collect transaction fees or carried interest, which would materially reduce our ability to operate our business. Our ability to attract limited partners and assets under management is dependent on a number of factors, including certain factors that are outside our control. Certain factors, such as the performance of the stock market or the asset allocation rules or regulations or investment policies to which such third party investors are subject, could inhibit or restrict the ability of third party investors to make investments in our funds.

There are no assurances that we can attract assets to manage that will to enable Us to adequately support Our business. In addition, in connection with forming the funds we plan to manage, we will be required to negotiate terms for such funds and investments with potential investors. The outcome of such negotiations could result in our agreement to terms that are materially less favorable to us than funds managed by our competitors. Such terms could restrict our ability to raise investment funds with investment objectives or strategies that compete with existing funds, add additional expenses and obligations for us in managing the fund or increase our potential liabilities, all of which could ultimately reduce our the profitability of those funds.

The Risk factor, "Poor performance of our investment funds would cause a decline in our revenue, income and cash flow, may obligate us to repay carried interest previously paid to us, and could adversely affect our ability to raise capital for future investment funds" has been revised to remove , "and could adversely affect our ability to raise capital for future investment funds".

On page F-20 we revised Our plan is to form a series of funds, and raise capital as needed to invest in secondary transactions in venture backed companies and/ or to make high-risk venture capital investments. To remove , "and raise capital" and inserted "and deploy assets".

On page 13 we revised, We face substantial and increasing competition. We compete with private equity, including but not limited to, venture capital firms, hedge funds and alternative asset managers, in addition to angel investors and business incubators. If the number of these entities continues to increase and more capital is made available to them, it is likely that it will become increasingly difficult for us to make investments or raise capital. More significantly, the allocation of increasing amounts of capital by private equity, hedge funds and/or venture capital funds, to our acquisition candidates may lead to a reduction in our investment/acquisition opportunities.

To remove "make investments or raise capital" and insert "attract assets to manage".

4. You indicate that should the company commence operations as planned, you believe that it would be exempt from registration requirements under the Investment Advisers Act as an adviser solely to venture capital funds. Please expand your disclosure to describe briefly the SEC reporting requirements applicable to "exempt reporting advisers" and any material effects you would expect these requirements to have on the company if it becomes an exempt reporting adviser.

In response to this item, we have inserted the following, which describes the reporting requirements of exempt reporting advisers.
Exempt reporting advisers will nonetheless be required to file, and periodically update, reports with the Commission, using the same registration form as registered advisers.

Rather than completing all of the items on the form, exempt reporting advisers will fill out a limited subset of items, including:
- Basic identifying information for the adviser and the identity of its owners and affiliates.
- Information about the private funds the adviser manages and about other business activities that the adviser and its affiliates are engaged in that present conflicts of interest that may suggest significant risk to clients.
- The disciplinary history (if any) of the adviser and its employees that may reflect on the integrity of the firm. Exempt reporting advisers will file reports on the Commission's investment adviser electronic filing system (IARD), and these reports will be publicly available on the Commission's website.

5. In response to prior comment 10, we note that you have provided disclosure in this section relating to the company's July 2009 unregistered issuance of common limited partnership units. Please revise your statement that the company "did not receive any consideration for the units" to reflect that the common limited partnership units were issued in exchange for shares of the company's common stock.

We revised the section to reflect that "The Company did not receive any consideration for the units, the common limited partnership units were issued in exchange for shares of the company's common stock."

6. We note in response to prior comment 12 the revisions to your registration statement on page 7 regarding the company's ability to continue as a going concern, as well as the reference to the Report of Independent Registered Accounting Firm which you state cites substantial doubt about your ability to continue as a going concern. However, the Report of Independent Registered Accounting Firm on page F-1 does not include an explanatory paragraph regarding the company's ability to continue as a going concern. We reissue our prior comment to tell us how your auditor considered including an explanatory paragraph in their report regarding the company's ability to continue as a going concern as of December 31, 2010. Refer to AU Section 508.11.

We spoke to our auditor and determined that it was an administrative oversight on their part to not include the going concern language; they have since reissued their audit report and we have since filed an amendment to our 2010 10K which includes the going concern language both in the audit report and the accompanyning notes to the financial statements.

The Company further acknowledges that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with further comments or questions related to the filing and or any of the descriptions of the changes made herein.

Respectfully yours,

Adam Laufer